SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                    FORM 144
                      NOTICE OF PROPOSED SALE OF SECURITIES
              PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

    ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

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
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1(a) NAME OF ISSUER  (Please type or print)                              (b) IRS IDENT. NO.                 (c) S.E.C. FILE NO.

     Tyco International Ltd.                                                 Not Applicable                     1-5482

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
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1(d) ADDRESS OF ISSUER              STREET             CITY               STATE         ZIP CODE        (e) TELEPHONE NO.
                                                                                                              AREA CODE

     41 Cedar Avenue                                   Hamilton           Bermuda       HM12                (441) 292 - 2033
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
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2(a)NAME OF PERSON FOR        (b) SOCIAL SECURITY   (c) RELATIONSHIP TO  (d) ADDRESS  STREET         CITY     STATE     ZIP CODE
    WHOSE ACCOUNT THE             NO. OR IRS            ISSUER
    SECURITIES ARE TO BE          IDENT. NO.
    SOLD

    Westar Capital, Inc.          48-1092416            None                 818 Kansas Avenue       Topeka   KS        66612
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    INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
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
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3(a)          (b)                           SEC USE ONLY   (c)               (d)          (e)            (f)            (g)
              NAME AND ADDRESS OF EACH                     NUMBER OF                      NUMBER OF      APPROXIMATE
TITLE OF THE  BROKER THROUGH WHOM THE                      SHARES            AGGREGATE    SHARES OR      DATE OF        NAME OF EACH
  CLASS OF    SECURITIES ARE TO BE OFFERED                 OR OTHER UNITS    MARKET       OTHER UNITS    SALE           SECURITIES
 SECURITIES   OR EACH MARKET MAKER WHO      BROKER-DEALER  TO BE SOLD        VALUE        OUTSTANDING    (See Instr.    EXCHANGE
 TO BE SOLD   IS ACQUIRIING THE SECURITIES  FILE NUMBER    (See Instr.       (See Instr.  (See Instr.          3(f))    (See Instr.
                                                                 3(c))             3(d))        3(d))    (MO. DAY YR.)        3(g))
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Common Shares Bear, Stearns & Co. Inc.                     2,400,000         187,950,000  Approximately  Periodically  NYSE
              250 Park Avenue                                                             242,800,000    from and
              New York, NY 10177                                                                         after the
                                                                                                         date hereof
              Salomon Brothers Inc
              7 World Trade Center
              New York, NY 10048
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INSTRUCTIONS:
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
1.(a) Name of issuer.                                                      3.(a) Title of the class of securities to be sold.
  (b) Issuer's I.R.S. Identification Number.                                 (b) Name and address of each broker through whom the
  (c) Issuer's S.E.C. file number, if any.                                       securities are intended to be sold.
  (d) Issuer's address, including zip code.                                  (c) Number of shares or other units to be sold (if debt
  (e) Issuer's telephone number, including area code.                            securities, give the aggregate face amount).
                                                                             (d) Aggregate market value of the securities to be sold
2.(a) Name of person for whose account the securities are to be sold.            as of a specified date within 10 days prior to the
  (b) Such person's Social Security or I.R.S. identification number.             filing of this notice.
  (c) Such person's relationship to the issuer, (e.g., officer,              (e) Number of shares or other units of the class
      director, 10 percent stockholder, or member of immediate                   outstanding, as shown by the most recent report or
      family or any of the foregoing).                                           statement published by the issuer.
  (d) Such person's address, including zip code.                             (f) Approximate date on which the securities are to be
                                                                                 sold.
                                                                             (g) Name of each securities exchange, if any, on which
                                                                                 the securities are intended to be sold.

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                                                  TABLE I -- SECURITIES TO BE SOLD

                   Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
                                                               NAME OF PERSON
                                    NATURE OF                  FROM WHOM ACQUIRED         AMOUNT OF
    TITLE OF        DATE YOU        ACQUISITION                (IF GIFT, ALSO GIVE DATE   SECURITIES   DATE OF             NATURE OF
    THE CLASS       ACQUIRED        TRANSACTION                DONOR ACQUIRED)            ACQUIRED     PAYMENT             PAYMENT
    ---------       --------        -----------                ------------------------   ----------   -------             ---------

Common Shares   March 18, 1996      Exercise of option         Laidlaw Inc.               7,412,482    March 18, 1996     Cash
                                    pursuant to an
                                    equity agreement
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
INSTRUCTIONS:  1. If the securities were purchased and full             2. If within two years after the acquisition
                  payment therefor was not made in cash at                 of the securities the person for whose
                  the time of purchase, explain in the table               account they are to be sold had any short
                  or in a note thereto the nature of the                   positions, put or other option to dispose
                  consideration given. If the consideration                of securities referred to in paragraph
                  consisted of any note or other obligation,               (d)(3) of Rule 144, furnish full
                  or if payment was made in installments                   information with respect thereto.
                  describe the arrangement and state when
                  the note or other obligation was
                  discharged in full or the last installment
                  paid.
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
                                      TABLE II -- SECURITIES SOLD DURING THE PAST THREE MONTHS
                 Furnish the following information as to all securities of the issuer sold during past three months by the person for whose account the securities are to be sold.

                                                                                  AMOUNT OF
NAME AND ADDRESS OF SELLER    TITLE OF SECURITIES SOLD    DATES OF SALE           SECURITIES SOLD               GROSS PROCEEDS
--------------------------    ------------------------    -------------           ---------------               --------------

In reliance on Rule 144:
    None

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OTHER:
Westar Capital, Inc.          Common Shares               7/9/97, 7/10/97,        3,596,976                     $283,248,672.80
818 Kansas Avenue                                         7/15/97, 7/16/97,
Topeka, KS 66612                                          7/17/97, 7/21/97,
                                                          7/22/97

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REMARKS:

INSTRUCTIONS:                                                         ATTENTION:
See the definition of "person" in paragraph                           The person for whose account the securities to which this
(a) of Rule 144. Information is to be given not only as to            notice relates are to be sold hereby represents by signing
the person for whose account the securities are to be sold            this notice that he does not know any material adverse
but also as to all other persons included in that                     information in regard to the current and prospective
definition. In addition, information shall be given as to             operations of the Issuer of the securities to be sold which
sales by all persons whose sales are required by paragraph            has not been publicly disclosed.
(e) of Rule 144 to be aggregated with sales for the account
of the person filing this notice.

                   July 24, 1997                                                        /s/ Marilyn Dalton
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                  [DATE OF NOTICE]                                                          [SIGNATURE]

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         The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACTS CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001.)